Exhibit 12.01

Computation of
Ratio of Earnings to Fixed Charges

     The table below presents the ratio of earnings to fixed charges, ratio of earnings to combined fixed charges and preferred stock dividends, and the coverage deficiency for the last five fiscal years and the fiscal quarter ended March 31, 2004 (dollar amounts in thousands).

	Three
	Months
	Ended March 31,	Year Ended December 31,
	2004	2003	2002	2001	2000(1)	1999
	(in thousands)
Net loss	$(18,068)	$(53,947)	$(59,270)	$(60,317)	$(38,502)	$(26,868)
Add:
Fixed charges	3,669	5,221	1,664	1,650	1,641	1,232

Earnings as adjusted	$(14,399)	$(48,726)	$(57,606)	$(58,667)	$(36,861)	$(25,636)
Fixed charges
Interest	$1,091	$2,807	$501	$500	$504	$640
Amortization of debt issue costs	215	375	—	—	—	—
Revenue interest expense	2,335	1,557	—	—	—	—
Portion of rent representative of the interest factor	28	482	1,163	1,150	1,137	592

Total fixed charges	$3,669	$5,221	$1,664	$1,650	$1,641	$1,232

Deficiency of earnings to cover fixed charges	$18,068	$53,947	$59,270	$60,317	$38,502	$26,868

(1)     Net loss excludes the cumulative effect of an accounting change of $8.6 million of contract revenues that were deferred upon adoption of Staff Accounting Bulletin 101.

     For the purposes of computing the ratio of fixed charges, earnings consist of income (loss) before provision for income taxes plus fixed charges. Fixed charges consist of interest charges, amortization of debt issuance costs and that portion of rental expense we believe to be representative of interest, which is deemed to be 33% of operating lease rentals.